

June 21, 2012

Via E-mail
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

      RE: MasTec, Inc.
              Form 10-K for the Year ended December 31, 2011
              Filed February 29, 2012
              Response dated June 14, 2012
              File No. 1-8106

Dear Mr. Campbell:

      We have reviewed your response letter dated June 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2011

Note 15 - Operations by Geographic Areas and Segments, page 93

1. We note your response to comment one in our letter dated May 23, 2012. You do not believe that net profit before tax is useful in analyzing the similarities of your operating segments' economic characteristics due to the inconsistencies in the internal accounting treatment of certain items across various operating segments. Certain operating segments maintain their own operating and accounting systems and are fully burdened by the costs to maintain these systems. Also, amortization expense varies greatly as some segments were originated through acquisitions. Please help us better understand the impact of these inconsistencies. Please specifically identify each of the operating segments significantly impacted by these inconsistencies, the periods each of these operating segments was impacted by these inconsistencies, and the corresponding approximate amounts they were impacted by each

period. Given that the financial information provided to the CODM for each operating segment includes net profit before tax, it is difficult to overcome the presumption that this measure is not used for allocating resources and evaluating the performance of your operating segments. It does not appear that the inconsistencies noted in your response would preclude including net profit before tax in the analysis of whether your operating segments have similar economic characteristics.

2. We note your response to comment two in our letter dated May 23, 2012. We continue to have difficulty understanding how you determined that each of the operating segments labeled as immaterial in Appendix A meets all of the aggregation criteria in ASC 280-10-50-11 to be aggregated with each of your other operating segments. We remind you that ASC 280-10-50-13 states that an entity may combine information about operating segments that do not meet the quantitative thresholds of ASC 280 only if the operating segments have similar economic characteristics and share the majority of the aggregation criteria listed in ASC 280-10-50-11. If one or more operating segments do not meet all of the aggregation criteria and you have already met the 75% revenue threshold in ASC 280-10-50-14, you can combine the remaining smaller operating segments and present them in an all other category pursuant to ASC 280-10-50-15. If you continue to believe that these operating segments labeled as immaterial do have similar economic characteristics with all of your other operating segments, please provide explanations for apparent differences in economic characteristics and trends for the given operating segment when compared to another operating segment in terms of gross margin and net profit before tax. For example, you should explain why the Pumpco operating segment appears to continuously have higher gross margins when compared to other operating segments. Please also tell us how each of these segments meet each of the other aggregation criteria as well.

3. We note your response to comment three in our letter dated May 23, 2012. When less than a full year of data is available or long term future trends are not discernible, you exclude these entities from the analysis and have reflected them within the acquisitions line of reconciling items. In certain periods the amounts related to acquisitions which are excluded from your analysis appear to be greater than ten percent of your consolidated gross profit or net profit before taxes. In this regard, please tell us if there any entities that have been excluded from your analysis for multiple years because of your inability to discern future trends. Please also help us understand whether each of the entities excluded from your analysis would represent a separate operating segment or whether it is part of one of the operating segments shown in your analysis.

4. We continue to believe that the analysis provided for the changes in revenues, gross margins, and net profit before tax year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. We continue to have difficulty understanding why these differences would not be considered an indication of differences in economic characteristics between each operating segment and

Mr. C. Robert Campbell
MasTec, Inc.
June 21, 2012
Page 3

your basis for concluding that each difference was only temporary. For example, in your explanations regarding changes in revenues, gross profit, and net profit before tax for the Utility Service Group operating segment when comparing to other operating segments, you refer to a rapid decline in consumer demand for natural gas, electricity, and landline telephone and data services. It is not clear why the impact of consumer demand on this operating segment would not be an indication of differences in economic characteristics. In addition, in looking at net profit before tax for those operating segments that you have described as material, the net profit before tax as a percentage of revenue for the Utility Service Group appears to be lower than other operating segments including Nsoro and the Precision Pipeline. Please further advise.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief